Exhibit 99.1

EVENT - Empowering Women Through Knowledge; Humanise Health & GeneType Launch “Know Your Risk”.

Melbourne, Australia, April 8, 2024: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in genomics-based tests in health, wellness and serious disease, is pleased to announce an innovative partnership between GTG, and Humanise Health launching a “Know Your Risk” event featuring the company’s unique Risk Assessment portfolio, to be held at The Langham, Pasadena, California on the 21st of May.

This unique gathering is dedicated to empowering women by providing them with the knowledge and tools necessary for proactive management of their health, with a special focus on the advancements in genomics and personalised health strategies beyond the well-known BRCA1/2 genes.

Empowerment, Understanding, and Action: The Core of “Know Your Risk”

“Know Your Risk” is a movement towards empowering every woman with the knowledge to take charge of her health. Through engaging discussions led by renowned healthcare professionals, attendees will explore the cutting-edge of genomics, learn about the importance of risk assessment, and discover how personalized health strategies can guide women in making informed decisions about their health.

Event Highlights:

●	Insightful Clinical Learnings: Delve into the latest advancements in genomics and their application in women’s preventive health. With Angelina Jolie’s Surgeon and world-renowned breast cancer expert Dr Kristi Funk.

●	Empowering Advocacy Conversations: Global women’s health advocate Krystal Barter will facilitate a discussion with thought-leaders that aim to bring genetic testing and risk assessment to the forefront of women’s health.

●	Community Support: Be part of the launch of a “Know Your Risk” campaign, fostering a supportive community focused on empowering women to make informed decisions about their health.

Krystal Barter, CEO of Humanise Health, powerfully states: “I was fortunate to access genetic testing and found out I carried the BRCA1 gene mutation. Facing monumental decisions about my future health at a very young age, the crucial thing was that I had the choice. This event is at the heart of Humanise Health’s mission to be a valued brand partner in healthcare and: to illuminate and empower each person on their unique health path. Co-hosting this event with my dear friend Dr. Kristi Funk, alongside global advocates, the team at GeneType, and our event partners, we’re on the brink of transforming the proactive approach to women’s health.”

Dr Erika Spaeth, director of clinical and scientific affairs at geneType also added “we are thrilled to be part of the conversation around progressing the standards of women’s healthcare alongside distinguished clinicians, passionate women’s health advocates and thought leaders. We are entering an era of personalized medicine, and we want to facilitate access to all women to improve preventive healthcare.

GeneType and Humanise Health are partnering in a pioneering force in genomics. Together with Humanise Health, a leading patient advocacy agency, we are at the forefront of advocating for preventative health and personalized health strategies. This partnership for the “Know Your Risk” event underscores our collective dedication to empowering women with the knowledge to proactively manage their health.

Authorised for release by the Board of Directors.

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Forward Looking Statements

This announcement may contain forward-looking statements about the Company’s expectations, beliefs or intentions regarding, among other things, statements regarding the expected use of proceeds. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of the Company’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. As forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause the Company’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements as detailed in the Company’s filings with the Securities and Exchange Commission and in its periodic filings with the ASX in Australia and the risks and risk factors included therein. In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. The Company does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.